UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 30, 2021 (July 29, 2021)

XERIS PHARMACEUTICALS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-38536	20-3352427
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

180 N. LaSalle Street, Suite 1600

Chicago, Illinois 60601

(Address of principal executive offices, including zip code)

(844) 445-5704

(Registrant’s telephone number, including area code)

Not Applicable

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	XERS	The Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01.	Other Events.

On July 29, 2021 Xeris Pharmaceuticals, Inc. (“Xeris”) issued an announcement (the “Rule 2.10 Announcement”) in accordance with Rule 2.10 of the Irish Takeover Panel Act, 1997, Takeover Rules 2013 that, as of the close of business on July 28, 2021, Xeris’ issued share capital, excluding treasury shares, is comprised of 66,497,370 shares of common stock with a par value of $0.0001 per share. A copy of the Rule 2.10 Announcement is attached hereto as Exhibit 99.1 and incorporated by reference herein.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Proposed Transaction (as defined below), the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made in the United States absent registration under the Securities Act or pursuant to an exemption from, or in a transaction not subject to, such registration requirements. The Proposed Transaction will be made solely by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Xeris Biopharma Holdings, Inc. (“Xeris Biopharma Holdings”) has filed with the United States Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes the joint proxy statement of Strongbridge and Xeris and that also constitutes a prospectus with respect to the shares of Xeris Biopharma Holdings to be issued pursuant to the proposed acquisition by Xeris and Xeris Biopharma Holdings of the entire issued and to be issued ordinary share capital of Strongbridge Biopharma plc (“Strongbridge”) pursuant to a scheme of arrangement under Chapter 1 of Part 9 of the Irish Companies Act 2014 and a capital reduction under Sections 84 to 86 of the Act (such acquisition, the “Proposed Transaction”). The joint proxy statement also contains the transaction agreement describing the terms and conditions of the Proposed Transaction, as well as further information relating to the implementation of the Proposed Transaction, notices of the Xeris shareholder meeting and the Strongbridge shareholder meetings and information on the Xeris Biopharma Holdings shares. Xeris and Strongbridge have filed and may also file other documents with the SEC regarding the Proposed Transaction. This communication is not a substitute for the joint proxy statement or any other document which Xeris, Xeris Biopharma Holdings or Strongbridge has filed or may file with the SEC.

The joint proxy statement, as well as Xeris’ and Strongbridge’s other public filings with the SEC, may be obtained without charge at the SEC’s website at www.sec.gov and, in the case of Xeris’ filings, at Xeris’ website at www.xerispharma.com.

INVESTORS, XERIS SHAREHOLDERS AND STRONGBRIDGE SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE ACQUISITION AND RELATED MATTERS.

Any decision in respect of the resolutions to be proposed at the Xeris shareholder meeting or any decision in respect of, or other response to, the Proposed Transaction, should be made only on the basis of the information contained in the joint proxy statement.

PARTICIPANTS IN THE SOLICITATION

Xeris, Xeris Biopharma Holdings, Strongbridge and their respective directors and executive officers and employees may be deemed to be participants in the solicitation of proxies from their respective shareholders in connection with the Proposed Transaction. Information regarding the persons who may, under the rules of the SEC, be deemed to be participants in the solicitation of shareholders in connection with the Proposed Transaction, including a description of their direct or indirect interests in the Proposed Transaction, which may be different from those of Xeris shareholders or Strongbridge shareholders generally, by security holdings or otherwise, will be set forth in the joint proxy statement (which will contain the Scheme Document) and any other relevant documents that are filed or will be filed with the SEC relating to the Proposed Transaction. Information about Xeris’ directors and executive officers is contained in Xeris’ Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 9, 2021, its Proxy Statement on Schedule 14A, dated and filed with the SEC on April 29, 2021, and its Current Report on Form 8-K filed with the SEC on July 28, 2021. Information regarding Strongbridge’s directors and executive officers is contained in Strongbridge’s Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 3, 2021, and its Proxy Statement on Schedule 14A, dated and filed with the SEC on April 14, 2021.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits:

Exhibit Number	Description

99.1	Rule 2.10 Announcement, dated July 29, 2021

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 30, 2021	Xeris Pharmaceuticals, Inc.

	By:	/s/ Steven Pieper
Steven Pieper
Chief Financial Officer

Exhibit 99.1

Xeris Pharmaceuticals, Inc. Provides Announcement under the Irish Takeover Rules for Relevant Securities in Issue

CHICAGO, IL, July 29, 2021—Xeris Pharmaceuticals, Inc. (Nasdaq: XERS) (Xeris) today announced in accordance with Rule 2.10 of the Irish Takeover Panel Act, 1997, Takeover Rules 2013 (the Irish Takeover Rules) that, as of the close of business on July 28, 2021, Xeris’ issued share capital, excluding treasury shares, is comprised of 66,497,370 shares of common stock with a par value of $0.0001 per share. Xeris’ common stock is traded on the Nasdaq Global Select Market under the symbol XERS. The International Securities Identification Number (ISIN) of Xeris common stock is US98422L1070.

Xeris confirms that, as of the close of business on July 28, 2021, there were outstanding 5,081,323 options to purchase shares of common stock (the Xeris Stock Options), 2,059,762 restricted stock units (the Xeris Restricted Stock Units), 94,012 warrants (the Xeris Warrants) and a principal amount of $47,175,000 of 5.00% Convertible Senior Notes due 2025 (the Xeris Convertible Notes).

Upon exercise, each Xeris Stock Option entitles the holder to purchase one share of common stock at the applicable exercise price. Upon vesting, each Xeris Restricted Stock Unit entitles the holder to receive one share of common stock. Upon exercise, each Xeris Warrant entitles the holder to receive one share of common stock. Upon conversion of the Xeris Convertible Notes, up to 15,416,667 shares of Xeris common stock may be issued.

About Xeris

Xeris (Nasdaq: XERS) is a pharmaceutical company delivering innovative solutions to simplify the experience of administering important therapies that people rely on every day around the world.

With a novel technology platform that enables ready-to-use, room-temperature stable formulations of injectable and infusible therapies, the company is advancing a portfolio of solutions in various therapeutic categories, including its first commercial product, Gvoke® in the U.S.. Its proprietary XeriSol™ and XeriJect™ formulation technologies have the potential to offer distinct advantages over conventional product formulations, including eliminating the need for reconstitution, enabling long-term, room-temperature stability, significantly reducing injection volume, and eliminating the requirement for intravenous (IV) infusion. With Xeris’ technology, new product formulations are designed to be easier to use by patients, caregivers, and health practitioners and help reduce costs for payers and the healthcare system.

Xeris is headquartered in Chicago, Il. For more information, visit www.xerispharma.com, or follow us on Twitter, LinkedIn or Instagram.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION

Enquiries

Allison Wey

Senior Vice President, Investor Relations and Corporate Communications

awey@xerispharma.com

+1 312-736-1237

No Offer or Solicitation

This announcement is for information purposes only and is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition (the Acquisition) of Strongbridge Biopharma plc by Xeris by means of a scheme of arrangement under Irish law (the Scheme) or the other transactions contemplated by the Transaction Agreement, dated May 24, 2021, among Strongbridge, Xeris, Xeris Biopharma Holdings, Inc. (HoldCo) and Wells MergerSub, Inc. (collectively, the Transaction), nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. In particular, this announcement is not an offer of securities for sale into the United States. No offer of securities shall be made in the United States absent registration under the Securities Act of 1933, as amended, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements. The Acquisition will be made solely by means of the Scheme Document, which contains the full terms and conditions of the Acquisition, including details of how Strongbridge shareholders may vote in respect of the Acquisition.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Xeris, HoldCo and Strongbridge have prepared and Holdco has filed with the SEC a preliminary joint proxy statement/prospectus on July 2, 2021 and Amendment No. 1 thereto on July 28, 2021 (File No. 333-257642) which also constitutes a prospectus with respect to the HoldCo shares of common stock (HoldCo Shares) to be issued pursuant to the Transaction. The joint proxy statement/prospectus also contains the Scheme Document and further information relating to the implementation of the Transaction, the full terms and conditions of the Transaction (including the Scheme), notices of the Strongbridge Special Meetings and the Xeris Special Meeting (each as defined in the joint proxy statement/prospectus) and information on HoldCo Shares. Xeris and Strongbridge may also file other documents with the SEC regarding the Transaction. This announcement is not a substitute for the joint proxy statement/prospectus or any other document which Xeris, HoldCo or Strongbridge may file with the SEC.

The joint proxy statement/prospectus, as well as Xeris’ and Strongbridge’s other public filings with the SEC, may be obtained without charge at the SEC’s website at www.sec.gov and, in the case of Xeris’ filings, at Xeris’ website at www.xerispharma.com and, in the case of Strongbridge’s filings, at Strongbridge’s website at www.strongbridgebio.com.

INVESTORS, XERIS STOCKHOLDERS AND STRONGBRIDGE SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION.

Any vote in respect of resolutions to be proposed at the Strongbridge Special Meetings to approve the Acquisition, the Scheme or related matters, or other responses in relation to the Acquisition, should be made only on the basis of the information contained in the joint proxy statement/prospectus (including the Scheme Document). Similarly, any decision in respect of resolutions to be proposed at the Xeris Special Meeting or any vote in respect of, or other response to, the Transaction, should be made only on the basis of the information contained in the joint proxy statement/prospectus.

PARTICIPANTS IN THE SOLICITATION

Xeris, Holdco, Strongbridge and their respective directors and executive officers and employees may be deemed to be participants in the solicitation of proxies from their respective shareholders in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed to be participants in the solicitation of shareholders in connection with the proposed transaction, including a description of their direct or indirect interests in the proposed transaction, which may be different from those of Xeris stockholder or

Strongbridge shareholders generally, by security holdings or otherwise, is set forth in the Joint Proxy Statement (which contains the scheme document) and any other relevant documents that are filed or will be filed with the SEC relating to the proposed transaction. Information regarding Xeris’ directors and executive officers is contained in Xeris’ Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 9, 2021, its Proxy Statement on Schedule 14A, dated and filed with the SEC on April 29, 2021, and its Current Report on Form 8-K filed with the SEC on July 28, 2021. Information regarding Strongbridge’s directors and executive officers is contained in Strongbridge’s Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 3, 2021, and its Proxy Statement on Schedule 14A, dated and filed with the SEC on April 14, 2021. You may obtain free copies of these documents using the sources indicated above. You may obtain free copies of these documents using the sources indicated above.

No Profit Forecast/Asset Valuations

No statement in this announcement is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Xeris, HoldCo or Strongbridge as appropriate. No statement in this announcement constitutes an asset valuation.

Responsibility Statement Required by the Irish Takeover Rules

The Xeris directors accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the Xeris directors (who have taken all reasonable care to ensure that such is the case) the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

A copy of this announcement will be available on Xeris’ and Strongbridge’s joint microsite at www.xerisstrongbridge.com, which can be accessed via a link on Xeris’ website at www.xerispharma.com and on Strongbridge’s website at www.strongbridgebio.com by no later than noon (Irish time) on the business day following this announcement. The content of such websites are not incorporated into, and do not form part of, this announcement.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Irish Takeover Rules, if any person is, or becomes, ‘interested’ (directly or indirectly) in, 1% or more of any class of ‘relevant securities’ of Strongbridge or Xeris, all ‘dealings’ in any ‘relevant securities’ of Strongbridge or Xeris (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by not later than 3:30 pm (New York time) on the ‘business’ day following the date of the relevant transaction. This requirement will continue until the date on which the Scheme becomes effective or on which the ‘offer period’ otherwise ends. If two or more persons co-operate on the basis of any agreement, either express or tacit, either oral or written, to acquire an ‘interest’ in ‘relevant securities’ of Strongbridge or Xeris, they will be deemed to be a single person for the purpose of Rule 8.3 of the Irish Takeover Rules.

Under the provisions of Rule 8.1 of the Irish Takeover Rules, all ‘dealings’ in ‘relevant securities’ of Strongbridge by Xeris or ‘relevant securities’ of Xeris by Strongbridge, or by any party acting in concert with either of them, must also be disclosed by no later than 12 noon (New York time) on the ‘business’ day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, can be found on the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie.

‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in single quotation marks are defined in the Irish Takeover Rules, which can also be found on the Irish Takeover Panel’s website. If you are in any doubt as to whether or not you are required to disclose a dealing under Rule 8, please consult the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie or contact the Irish Takeover Panel on telephone number +353 1 678 9020.

General

The release, publication or distribution of this announcement in or into certain jurisdictions may be restricted by the laws of those jurisdictions, including any Restricted Jurisdictions (as defined in the joint proxy statement/prospectus). Accordingly, copies of this announcement and all other documents relating to the Transaction are not being, and must not be, released, published, mailed or otherwise forwarded, distributed or sent in, into or from any such Restricted Jurisdictions. Persons receiving such documents (including, without limitation, nominees, trustees and custodians) should observe these restrictions. Failure to do so may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, the companies involved in the proposed transaction disclaim any responsibility or liability for the violations of any such restrictions by any person.